FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Velanovich, Bogoljub L.	2. Issuer Name and Ticker or Trading Symbol Johnson Controls, Inc. (JCI)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Vice President
(Last) (First) (Middle) 49200 Halyard Drive P.O. Box 8010	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year November 20, 2002
(Street) Plymouth, MI 48170		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								10,619.995	D
Common Stock								633	I	By 401(k) Plan Trust
Preferred Stock Series D								729	I	By 401(k) Plan ESOP Trust
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Phantom Stock Units/Excess Benefit Plan-Common	1-for-1							(1)	(2)	Common Stock	761		761	D
Phantom Stock Units/Excess Benefit Plan-Preferred	1-for-1							(3)	(4)	Preferred Stock Series D	165		165	D
Stock Appreciation Rights/ Tandem Stock Option (5)	$57.7813							11/18/00	11/18/08	Common Stock	5,000		5,000	D
Stock Option/Tandem SAR(6)	$57.7813							11/18/00	11/18/08	Common Stock	5,000		5,000	D
Stock Option	$57.7813							11/18/00	11/18/08	Common Stock	5,000		5,000	D
Stock Option	$58.4063							11/17/01	11/17/09	Common Stock	8,000		8,000	D
Stock Option	$56.8438							11/15/02	11/15/10	Common Stock	8,000		8,000	D
Stock Option	$80.23							11/14/03	11/14/11	Common Stock	8,000		8,000	D
Stock Option	$80.595	11/20/02		A		8,000		11/20/04(7)	11/20/12	Common Stock	8,000		8,000	D
Phantom Stock Units/EICP	1-for-1							(8)	(9)	Common Stock	5,064.7		5,064.7	D
Phantom Stock Units/LTPP	1-for-1							(10)	(11)	Common Stock	328		328	D

Explanation of Responses:

(1) The phantom stock units were accrued under the Johnson Controls Excess Benefit Plan and are to be settled 100% in cash upon the reporting person's retirement.
(2) The phantom stock units were accrued under the Johnson Controls Excess Benefit Plan and are to be settled 100% in cash upon the reporting person's retirement.
(3) The phantom stock units were accrued under the Johnson Controls Excess Benefit Plan and are to be settled 100% in cash upon the reporting person's retirement.
(4) The phantom stock units were accrued under the Johnson Controls Excess Benefit Plan and are to be settled 100% in cash upon the reporting person's retirement.
(5) The stock appreciation right and the employee stock option were granted in tandem. Accordingly, the exercise of one results in the expiration of the other.
(6) The stock appreciation right and the employee stock option were granted in tandem. Accordingly, the exercise of one results in the expiration of the other.
(7) The options become exercisable two years after the grant date in 50% increments on 11/20/04 and 11/20/05.
(8) The phantom stock units were accrued under the Johnson Controls Executive Incentive Compensations Plan and are to be settled 100% in cash upon the reporting person's retirement.
(9) The phantom stock units were accrued under the Johnson Controls Executive Incentive Compensations Plan and are to be settled 100% in cash upon the reporting person's retirement.
(10) The phantom stock units were accrued under the Johnson Controls Long-Term Performance Plan and are to be settled 100% in cash upon the reporting person's retirement.
(11) The phantom stock units were accrued under the Johnson Controls Long-Term Performance Plan and are to be settled 100% in cash upon the reporting person's retirement.

By: /s/ Arlene D. Gumm Attorney-In-Fact for Bogoljub L. Velanovich **Signature of Reporting Person	11/22/2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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POWER OF ATTORNEY
Know all by these presents, that, for good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the undersigned hereby constitutes and appoints each of John P. Kennedy, Jerome D. Okarma, Arlene D. Gumm, Barbara L. Heil and any of their substitutes, signing singly, the undersigned's true and lawful attorney-in-fact to:
(1) execute for and on behalf of the undersigned (in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the "Exchange Act")), in the undersigned's capacity as an officer of Johnson Controls, Inc., a Wisconsin corporation (the "Company"), any and all Forms 3, 4 and/or 5, and any amendments thereto, that are necessary or advisable for the undersigned to file under Section 16(a) (collectively, "Documents");
(2) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Documents and timely file such Documents with the United States Securities and Exchange Commission and any stock exchange or similar authority; and
(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.
The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that each such attorney-in-fact (or such attorney-in-fact's substitute or substitutes) shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that each attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is such attorney-in-fact's substitute or substitutes or the Company assuming, any of the undersigned's responsibilities to comply with the Exchange Act.  The undersigned agrees to defend and hold harmless each attorney-in-fact (and such attorney-in-fact's substitute or substitutes) from and against any and all loss, damage or liability that such attorney-in-fact may sustain as a result of any action taken in good faith hereunder.
This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Documents with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 26th day of August, 2002.

   /s/ Bogoljub Velanovich
                    Signature
             Printed Name:  Bogoljub Velanovich